Exhibit 99.10

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Oil for Food
Clarification: Not a new case
Paris, April 6, 2010 - The Group confirms that it published its 2009 Annual Report, specifying that Total S.A. was placed under formal investigation on February 22, 2010 as part of a wider investigation in Paris being conducted into the Oil for Food program.
Contrary to what has been claimed this morning in a French daily newspaper, this is not a new case.
This formal investigation comes eight years after the initial investigation began and three years after it closed, with no new elements having been uncovered. The public prosecutor has already stated that earlier allegations against Total executives in this matter were unfounded and, in September 2009, asked that the case be dismissed.
Nonetheless, Total S.A. is now being accused of bribery, complicity and benefiting from influence peddling by a new investigating judge in charge of this case since the end of 2009.
This judge claims that Total knowingly purchased oil that Iraq had allegedly allocated to prominent French individuals in exchange for influence with the French government.
The judge also contends that Total bribed Iraqi public officials in order to purchase oil in violation of the embargo.
There is nothing to support these allegations.
The Volcker Report, issued by the independent inquiry committee into the United Nations Oil for Food program, found that no corruption had occurred.
We are confident about the investigation’s outcome and that Total will be cleared of these allegations.
The Group reiterates that it has never, by any means, been sued for compensation by the proceedings entered into by Iraq against the numerous companies concerned by the Oil for Food program.
However complex the situation in our host countries, The Group operates in compliance with applicable legislation and with its Code of Conduct.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com